================================================================================


                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               ----------------

                               Amendment No. 2
                                      to
                                  FORM 10-SB

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                    or 12(g) of the Securities Act of 1934
                               ----------------


                                CLINICOR, INC.
                (Name of Small Business Issuer in Its Charter)

                NEVADA                               88-0309093
     (State or Other Jurisdiction of              (I.R.S. Employer
     Incorporation or Organization)               Identification No.)

1717 WEST 6th STREET, SUITE 400, AUSTIN, TEXAS           78703
  (Address of Principal Executive Office)              (Zip Code)

                                (512) 344-3300
               (Issuer's Telephone Number, Including Area Code)

                               ----------------

       Securities to be registered under Section 12(b) of the Act:  None



          Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 par value
                                (Title of Class)


================================================================================

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

    Clinicor, Inc. (together with its predecessor, described below, "Clinicor" or the "Company") is a full service clinical research organization ("CRO") serving the pharmaceutical, biotechnology and medical device industries. The Company designs, manages and monitors clinical trials in North America and provides clinical and product development services, including data management, statistical and regulatory consultation services for its clients. The Company generates substantially all of its revenue from the clinical testing of new pharmaceutical, device and biotechnology products.

    A predecessor company, also named Clinicor, Inc. (the "Predecessor Company"), was formed as a Texas corporation in September 1992. On February 27, 1995, the Predecessor Company was merged into Pegasus Tax and Financial Planning Services, Inc., a Nevada corporation which had been formed in December 1993.
The surviving Nevada corporation changed its name to Clinicor, Inc. References herein to "Clinicor" or the "Company" denote the existing Nevada corporation and the Predecessor Company. References herein to "Pegasus" denote the Nevada corporation prior to the merger.

    The Company performs and manages clinical trials in locations throughout the United States and Mexico through the use of its centralized patient recruiting department and computer database system located in its facility in Austin, Texas. In addition, the Company has designated three cities as Regional Research Centers where it maintains full-time clinical management staff (Austin, Denver and San Antonio).

    The Company's principal executive offices are located at 1717 West 6th Street, Suite 400, Austin, Texas 78703, and its telephone number is (512) 344-3300.

BUSINESS

    The Company designs, manages and monitors clinical trials throughout North America and provides clinical and product development services, including data management and statistical and regulatory consultation services for its clients. In addition to these services, the Company directly controls study patient recruitment and performance of clinical trials. Other CROs typically subcontract these functions to individual investigative sites.

NEW PRODUCT DEVELOPMENT

    Before a new pharmaceutical, biotechnology, medical device or diagnostic product may be marketed, it generally must undergo extensive testing and regulatory review to determine that it is safe and effective. This development process consists of two stages, pre-clinical and clinical. In the pre-clinical stage, the sponsor of the new product conducts laboratory analyses and animal tests, generally over a one to three year period, to determine the basic biological activity and chemical processes and safety of the product. Upon successful completion of the pre-clinical phase, the product undergoes a series of clinical tests in humans, including healthy volunteers as well as patients with the targeted disease or condition. These tests are generally longer in duration, at times averaging from two to six years. In the United States, pre-clinical and clinical testing must comply with the requirements of Good Clinical Practices ("GCP") and other standards promulgated by the Food and Drug Administration ("FDA") and other federal and state governmental authorities. GCP stipulates procedures which are designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical subjects.

    In the United States, a sponsor must file an Investigational New Drug Application ("IND"), an Investigational Device Exemption ("IDE") or other filing with the FDA before the commencement of human testing of an investigational product. The filing includes pre-clinical testing results and sets forth the sponsor's plans for conducting human clinical trials. The design of these plans, also referred to as study "protocols," is critical to the success of the development effort because the protocol must correctly anticipate the data and results that the FDA will require before approving the product.

    Human trials usually start on a small scale to assess safety and then expand to larger trials to test for both safety and efficacy. Trials are usually grouped into four phases, with multiple trials generally conducted within each phase.

        Phase I. Phase I trials are usually conducted on healthy volunteers, typically 20 to 80 persons, to develop basic safety data relating to toxicity, metabolism, absorption and other pharmacological actions.

        Phase II. Phase II trials are conducted on a relatively small number of subjects, typically 100 to 200 patients, who suffer from the product's targeted disease or condition. Phase II trials offer the first evidence of clinical efficacy, as well as additional safety data.

        Phase III. Phase III trials are typically conducted on a larger population of several hundred to several thousand patients who suffer from the targeted disease or condition. Phase III trials are designed to measure safety and efficacy on a large scale as well as side effects. Before granting an approval to market, the FDA generally requires completion of two pivotal, multi-site Phase III trials to demonstrate and confirm safety and efficacy.

        Phase IV. As a condition of granting marketing approval, the FDA may require that a sponsor continue to conduct additional clinical trials, known as Phase IV trials, to monitor long-term risks and benefits, study different dosage levels, or evaluate different safety and efficacy parameters in target patient populations. In addition, Phase IV trials may be necessary to support a sponsor's promotional claims.

    Clinical trials often represent the most expensive and time-consuming part of the overall development process. The information generated during these trials is critical for gaining marketing approval from the FDA or other regulatory agencies. After the successful completion of Phase III trials, the sponsor of a new product must submit a New Drug Application ("NDA") or other application to the FDA. This application is a comprehensive filing that includes, among other things, the results of all pre-clinical and clinical studies, information about the product's composition, and the sponsor's plans for producing, packaging and labelling the product.

    A clinical trial is usually a scientific experiment to test the efficacy and safety of an investigational product. It follows a detailed plan as documented in the protocol. The investigational product is administered to patients who meet specific inclusion/exclusion criteria. Typically, the investigational product is compared to another approved product and/or a placebo. Usually, neither the patient nor the physician investigator knows which patients receive which substance, although that information is readily available if needed. The protocol will specify when, how often and how much of the study product a patient will receive, how often they will be examined by the investigator during the study (i.e., the number and timing of patient visits) and what measurements and assessments will be made and recorded at each patient visit. The resulting data is recorded in source documents and transcribed into Case Report Forms ("CRFs"). The recorded data is monitored to verify its accuracy and consistency with source documents. The data from the CRFs is entered into a computer database for biostatistical analysis.

CLINICAL TRIAL MANAGEMENT MODEL

    Traditionally, clinical trials have been managed by pharmaceutical companies' in-house staffs of Clinical Research Associates ("CRAs") who in turn subcontract (outsource) the actual performance of the trials to physician investigators serving as investigational sites. The investigators enroll qualified patients into studies from their practices one-by-one. Administrative tasks are handled by a clinical coordinator, typically a nurse who has additional duties within the physician's practice.

    The function of CRAs is primarily to monitor compliance of the investigative site with the protocol and adherence to GCP. If investigational sites fail to produce qualified patients, they must be replaced with additional sites to reach overall and minimal per site patient recruitment quotas in order to maintain statistical validity.

    The major full-service CROs have organized themselves along the same lines as pharmaceutical companies. They employ the same traditional methodology of subcontracting the actual performance of the clinical trials to investigational sites.

    The Company's model removes the physician investigator as the primary source of study patients. Rather than relying on the patient population of one investigator in a particular city, the Company's approach is to recruit from all of the potential study patients in an entire geographic area. Patients are recruited via advertising, referral programs and other means. Potential patients call the Company's centralized patient recruiting department where trained personnel prescreen, schedule and capture relevant data on each patient included in the Company's customized patient database system.

    Whenever possible, the Company assembles a number of patients to enter a study in group clinics which are generally scheduled on evenings and weekends. This approach works particularly well for studies involving chronic medical conditions. A group clinic may include from as few as ten to as many as 300 patients. The Company contracts with a physician to serve as the independent investigator, and the Company staffs the clinic with experienced, part-time Company employees who perform all of the study coordinator functions.

SERVICES

    The Company's services include clinical trials management, clinical data management, biostatistical analysis and product registration services. The Company will provide these products separately or as an integrated, "turn-key" package. Services from each of these categories can be utilized for the development and preparation of a variety of regulatory filings, e.g., New Drug Applications ("NDA"), Premarket Approval Applications ("PMA"), and Product License Applications ("PLA").

    Clinical Trials Management Services.  The Company offers complete services
    -----------------------------------
for the design, placement, performance, recruitment and management of clinical trial programs. The Company has performed services in connection with trials in many therapeutic areas. The Company has the ability to examine a product's existing pre-clinical and clinical data for the purpose of designing protocols for clinical trials in order to demonstrate the product's safety and efficacy in the treatment of the targeted disease.

    The Company manages every aspect of trials in Phases I through IV, including design of operations manuals, identification and recruitment of trial investigators, initiation of sites, recruitment of patients, site monitoring visits to determine compliance with protocol procedures, adherence to GCP and proper collection of data, data management, interpretation of trial results and report preparation. The Company's current projects involve Phase I, II, III and IV clinical trials.

    The Company assists clients with one or more of the following steps of clinical trials:

    . Study Protocol. The protocol defines the disease and treatment the study seeks to examine and the statistical tests that will be conducted. Accordingly, the protocol defines: (i) the targeted patient population; (ii) the frequency and type of laboratory and clinical measures that are to be recorded and analyzed; (iii) the number of patients required to produce a statistically valid result; (iv) the period of time over which the measurements must be recorded; and (v) the frequency and dosage of drug or other product administration.

    .   Case Report Forms.  Once the study protocol has been finalized, special forms for recording study-specific data must be developed. These forms are called Case Report Forms ("CRFs"). Study data are transcribed onto CRFs from original source documents. The CRF for one patient in a given study may consist of as many as 100 pages or more.

    .  Site and Investigator Recruitment.   The drug or other product is
administered to patients by investigators at hospitals, clinics or other locations, referred to as sites. Potential investigators may be identified by the sponsor or the CRO. The investigators are then solicited to participate in the study. Generally, the Company locates properly qualified investigators who contract directly with the Company. Most studies with which the Company is involved are performed at Company-managed sites.

    .   Patient Enrollment.  One of the Company's main competitive strengths is its ability to quickly and efficiently recruit patients using mass marketing techniques and a centralized patient management system. Patients are prescreened for eligibility by trained personnel using an on-line computer scheduling and database system which captures relevant data for each patient. Prospective patients are required to review information about the study drug or other product and possible side effects and sign an informed consent to record their knowledge and acceptance of potential risks. Patients also undergo a medical examination performed by the investigator to determine whether they meet the requirements of the study protocol. Patients then receive the study drug or other product and are examined by the investigator as specified by the study protocol.

    .   Study Monitoring and Data Collection.  As patients are examined and tests are conducted in accordance with the study protocol, data are recorded on source documents and laboratory reports and are then transcribed onto CRFs. The data are collected from study sites by specially trained CRAs. CRAs visit sites regularly to ensure that the CRFs are completed correctly and are consistent with the underlying source documents and that all data specified in the protocol are collected. The CRAs take completed CRFs to the study coordinating site, where the CRFs are reviewed for consistency and accuracy before the information is entered into an electronic database.

    .   Report Writing.  The results of statistical analysis of data collected during the trial, together with other clinical data, are included in a final report generated for inclusion in regulatory documents.

    .   Medical Affairs.  Throughout the course of a clinical trial, the Company may provide various medical research and services, including medical monitoring of clinical trials, interpretation of clinical trial results, and preparation of clinical study reports.

    Clinical Data Management and Biostatistical Services.  The Company's data
    ----------------------------------------------------
management professionals assist in the design of protocols and CRFs, as well as training manuals and training sessions for investigational staff, to ensure that data are collected in an organized and consistent format. Databases are designed according to the analytical specifications of the project and the particular needs of the client. Prior to data entry, the Company's personnel screen CRFs for errors, omissions and other deficiencies. The Company provides clients with data abstraction, data review and coding, data entry, database verification and editing, and problem data resolution.

    The Company's biostatistics professionals provide biostatistical consulting, database design, data analysis, statistical reporting, and assistance in all phases of drug development. These professionals develop and review protocols, design appropriate analysis plans and design report formats to address the objectives of the study protocol as well as the client's individual objectives. Working with the programming staff, biostatisticians perform appropriate analyses and produce tables, graphs, listings and other applicable displays of results according to the analysis plan. Biostatisticians assist clients before panel hearings at the FDA.

    These services are utilized by clients to process data that have previously been collected by either the client itself or the Company as part of a distinct phase in the drug development process. The Company believes that its data management and biostatistical services capabilities can be utilized by a client more effectively when packaged as part of its total clinical trials management services. This permits a faster and less costly clinical trial process, because the data are collected and analyzed more rapidly. The Company emphasizes its "turn-key" approach in its marketing efforts.

    Product Registration Services.  The Company provides comprehensive product
    -----------------------------
registration services throughout the United States. The Company provides regulatory strategy formulation, document preparation, and Good Manufacturing Practice consultation. The Company also acts as liaison with the FDA and other regulatory agencies. Although these services have not generated material revenue to date, the Company offers them in order to provide a full range of services for its clients.

    The Company works closely with clients to devise regulatory strategies and comprehensive product development programs. The Company's scientific and regulatory affairs experts review existing published literature, assess the scientific background of a product, assess the competitive and regulatory environment, identify deficiencies and define the steps necessary to obtain registration in the most expeditious manner. Through this service, the Company helps its clients determine the feasibility of developing a particular product or product line.

    The Company's scientific and regulatory affairs professionals have experience in the analysis, preparation and submission of FDA regulatory documents covering a wide range of products, including drugs and over-the-counter products. The Company also offers the preparation of regulatory documentation for submission to regulatory authorities.

CLIENTS

    The Company has performed or is currently performing studies for 22 different clients, including five of the 15 largest pharmaceutical companies in the world. The Company's clients include pharmaceutical companies based in the United States, Great Britain, Ireland, Japan, Mexico and Switzerland. All of the Company's foreign-based clients have operations in the United States. The Company's revenues have historically been derived primarily from services performed in the United States. During the fourth quarter of 1995, the Company began work on an estimated $400,000 study in Mexico which is still ongoing in late 1996.

    The Company derives a significant portion of its revenue from a relatively limited number of projects or clients. Concentrations of business in the CRO industry are typical, and the Company is likely to experience such concentrations in the remainder of 1996 and future years. In 1994, three clients each accounted for more than 10% of the Company's total revenue, or 37%, 32% and 24%, respectively. In 1995, four clients each accounted for more than 10% of the Company's total revenue, or 27%, 19%, 12% and 11%, respectively. For the nine months ended September 30, 1996, five clients each accounted for more than 10% of the Company's total revenue, or 22.6%, 17.3%, 15.4%, 10.9% and 10.5%. The Company's total revenue for 1994, 1995 and the nine months ended September 30, 1996, were provided from 7, 16 and 13 separate clients, respectively.

COMPETITION

    The Company primarily competes against in-house departments of pharmaceutical companies, other full service CROs, and, to a lesser extent, universities and teaching hospitals. Some of these competitors have substantially greater capital, technical and other resources than the Company. CROs generally compete on the basis of previous experience, medical and scientific expertise in specific therapeutic areas, quality of contract research, ability to organize and manage large-scale trials on a global basis, ability to manage large, complex medical databases, ability to provide statistical and regulatory services, ability to recruit investigators, ability to integrate information technology with systems to improve the efficiency of contract research, an international presence, financial viability and price. The Company believes that it competes favorably in these areas with the exception of a significant international presence.

    The CRO industry is highly fragmented, with participants ranging from several hundred small, limited-service providers to several large, full-service CROs with global operations. Some of the largest CROs are Corning Lab Services, Inc. (a subsidiary of Corning, Inc.),

Quintiles Transnational Corporation, Parexel International Corporation, Pharmaceutical Product Development, Inc. and ClinTrials Research, Inc. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates. In addition, consolidation within the pharmaceutical industry as well as a trend toward the concentration by pharmaceutical companies of outsourcing among fewer CROs has led to heightened competition for CRO contracts.

GOVERNMENT REGULATION

    The clinical investigation of new pharmaceutical, biotechnology and medical device products is highly regulated by governmental agencies. The purpose of federal regulations is to ensure that only those products which have been proven to be safe and effective are made available to the public. The FDA has set forth regulations and guidelines that pertain to applications to initiate trials of products, approval and conduct of studies, report and record retention, informed consent, applications for the approval of new products, and post-marketing requirements. Pursuant to FDA regulations, CROs that assume obligations of a drug sponsor are required to comply with applicable FDA regulations and are subject to regulatory action for failure to comply with such regulations. In the United States, the historical trend has been in the direction of increased regulation by the FDA, although the FDA in the last three years has made some modifications to expedite certain processes and recent legislative initiatives have been proposed to accelerate that trend. The Company believes that many pharmaceutical, biotechnology and medical device companies do not have the staff and/or the available expertise to comply with all of the regulations and standards, and this has contributed and will continue to contribute to the growth of the CRO industry.

    The services provided by the Company are ultimately subject to FDA regulation in the United States and comparable agencies in other countries, although the level of applicable regulation in other countries is generally less comprehensive than regulation present in the United States. The Company is obligated to comply with FDA regulations governing such activities as selecting qualified investigators, obtaining required forms from investigators, recruiting patients, verifying that patient informed consent is obtained, monitoring the validity and accuracy of data, verifying drug/device accountability, and instructing investigators to maintain records and reports. The Company must also maintain records for each study for specified periods for inspection by the study sponsor and the FDA. The FDA has the authority to audit the Company's compliance with Federal regulations and guidelines, and if such audits document that the Company has failed to adequately comply, it could have a material adverse effect on the Company. In addition, the Company's failure to comply with applicable regulations could possibly result in termination of ongoing research or the disqualification of data, either of which could have a material adverse effect on the Company, including, without limitation, damage to the Company's reputation.

INTELLECTUAL PROPERTY

    The Company has registered CLINICOR(R) as a service mark with the United States Patent and Trademark Office.

EMPLOYEES

    At September 30, 1996, the Company had 145 employees, 38 of which were full-time.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company is a contract research organization ("CRO") providing Phase I through Phase IV clinical trials management, monitoring, regulatory consulting and data management services for the pharmaceutical, biotechnology and medical
device industries.   Most of the Company's competitors provide study monitoring, consulting and data management services. Clinicor provides these services in addition to managing clinical trials, including recruitment of eligible patients. The Company commenced operations in September 1992 and has achieved its growth through internal development.

    The Company's contracts for services generally vary from three months to over one year in duration. A portion of the contract fee is typically required to be paid when the contract is initiated, with the balance payable in installments over the contract's duration. The installment payments are typically performance-based, relating payment to previously negotiated events such as patient enrollment, patient completion or delivery of databases.

    Clients generally may terminate or delay the performance of a contract, potentially causing periods of excess capacity and reductions in service revenue and net income. Trials may be terminated or delayed for a variety of reasons, including unexpected or undesired results, production problems resulting in shortages of the product or delays in supplying the product, adverse patient reaction to the product, or the client's decision to de-emphasize a particular trial. If a trial is terminated, the contract generally provides for a short continuation or wind-down period, as the Company performs required investigator site closure and data retrieval. The Company's contracts generally require clients to make all scheduled payments through the termination date; therefore, the Company is typically entitled to all amounts owed for work performed through the notice of termination and all costs associated with termination of the study. In addition, contracts may require the payment of a separate, early termination fee, the amount of which usually declines as the trial progresses.

    Revenue from contracts is recognized on a percentage of completion basis as work is performed. Contracts are generally based on a fixed price per patient plus either fixed or variable fees for additional service components such as monitoring, project management, advertising, travel, data management, consulting and report writing. Payments received on contracts in excess of amounts earned are recorded as deferred revenue.

    The Company's backlog consists of anticipated service revenue from clinical trials and other services that have not been completed. To qualify as "backlog," anticipated projects must be represented by contracts or letter agreements or must be projects for which the Company has commenced a significant level of effort based upon client commitment and approval of a written budget. Once work commences, service revenue is recognized over the life of the contract. At December 31, 1994 and 1995, the Company's backlog was approximately $5 million and $10 million, respectively. The Company's backlog at September 30, 1995 and 1996 was approximately $10 million and $15 million, respectively. Included in the September 30, 1995 and December 31, 1995 backlog balances is an approximate $3 million contract that was scheduled to begin in June 1995, but which has been postponed indefinitely by the sponsor. The contract is not included in the September 30, 1996 backlog balance. The Company believes that its backlog as of any date is not necessarily a meaningful predictor of future results, and no assurances can be given that the Company will fully realize all of its backlog as service revenue.

    Clinical costs are direct expenses of performing studies and include investigator fees, patient stipends, contractors' fees, laboratory costs, advertising costs and other direct costs. Selling, general and administrative expenses consist primarily of compensation and benefits for in-house study management, selling, general and administrative personnel, professional services, facility costs for the Company's corporate headquarters, equipment, information systems and other overhead items.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated, certain items included in the Company's audited statements of operations for the years ended December 31, 1994 and 1995 and its unaudited statements of operations for the nine months ended September 30, 1995 and 1996. The trends illustrated in the following table may not be indicative of future results.

                                                  Year Ended December 31,                    Nine Months Ended September 30,
                                         -----------------------------------------  ------------------------------------------------

                                                1994                  1995                 1996                     1995
                                         -------------------  --------------------  -------------------  ---------------------------

Service Revenue                          $2,301,455   100.0%  $ 2,005,582   100.0%  $2,441,788   100.0 %     $1,398,006     100.0 %
                                         ----------           -----------           ----------               ----------
Operating costs and expenses:
  Direct costs                            1,683,424    73.2     1,790,861    89.3    1,545,598    63.3        1,135,286      81.2
  Selling, general and administrative       866,979    37.7     1,303,437    65.0    1,357,904    55.6          823,791      58.9
  Depreciation and amortization              49,191     2.1        60,217     3.0      100,551     4.1           42,421       3.0
                                         ----------           -----------           ----------               ----------
Total operating costs and expenses        2,599,594   113.0     3,154,515   157.3    3,004,053   123.0        2,001,498     143.1
                                         ----------           -----------           ----------               ----------
Loss from operations                       (298,139)  -13.0    (1,148,933)  -57.3     (562,265)  -23.0         (603,492)    -43.1
                                         ----------           -----------           ----------               ----------
Interest income (expense)                   (21,496)   -0.9       (28,293)   -1.4        1,227     0.0          (20,414)     -1.5
Loss from discontinued operations           (32,500)   -1.4             0     0.0            0     0.0                0       0.0
                                         ----------           -----------           ----------               ----------
Net loss                                 $ (352,135)  -15.3   $(1,177,226)  -58.7   $ (561,038)  -23.0       $ (623,906)    -44.6
                                         ==========           ===========           ==========               ==========

Nine Months Ended September 30, 1996 Compared to the Nine Months Ended September 30, 1995
-----------------------------------------------------------------------------------------

    Service revenue increased $1,044,000, or 75%, from $1,398,000 to $2,442,000 for the nine months ended September 30, 1995 and 1996, respectively. The increase is attributable to an increase in the volume of clinical trials, data management and consulting engagements. Service revenue is presented gross of reimbursable costs. Reimbursable costs, such as payments made to investigators, travel and certain other expenses generally billed to clients at cost, have been included in direct costs.

    Direct costs increased from $1,135,000 for the nine months ended September 30, 1995 to $1,546,000 for the nine months ended September 30, 1996, an increase of $411,000 or 36%. These costs include compensation and related benefits for project-related personnel and any other expenses directly related to contracts including reimbursable costs. The dollar increase in direct costs is consistent with the increase in service revenue. The lower percentage increase in direct costs relative to the percentage increase in service revenue is attributable to an increase in the size and number of studies which yield a higher net margin as well as efficient utilization of project-related resources.

    Selling, general and administrative expense increased $534,000, or 65%, from $824,000 for the nine months ended September 30, 1995, to $1,358,000 for the nine months ended September 30, 1996. The increase is attributable to approximately equal increases in administrative, marketing and finance personnel and marketing costs. This increase was partially offset by a decrease in non-recurring professional fees. The Company has historically added personnel in excess of its current operating needs and has invested in business promotion activities in order to build its client base and study contract backlog. It is the Company's policy to expense such costs as they are incurred. Management expects selling, general and administrative expenses to decrease in relation to sales as the sales base increases and the Company's infrastructure becomes more firmly established.

    Depreciation and amortization expense increased $58,130, or, 137% from $42,421 for the nine months ended September 30, 1995, to $100,551 for the nine months ended September 30, 1996. This increase is attributable to the Company's investment of $669,000 in property and equipment during the nine-month period ended September 30, 1996. These additions were primarily made to the Company's computerized information systems.

    Net interest income (expense), net increased by $21,641, or 106%, from an expense of $20,414 for the nine months ended September 30, 1995, to net income of $1,227 for the nine months ended September 30, 1996. This increase is due primarily to interest income the Company earned on short-term investments made from proceeds of a preferred stock issuance in July 1996. See "Liquidity and Capital Resources." Interest income is partially offset by interest expense on notes from shareholders and capitalized lease obligations.

    The Company did not record any income tax benefit from the losses incurred in the first nine months of 1995 and 1996 due to the uncertainty of utilizing these losses against future income.

    The net loss was lower for the nine months ended September 30, 1996 as compared to the same period in 1995 due to revenues growing faster than expenses.





Year Ended December 31, 1995 Compared to the Year Ended December 31, 1994
-------------------------------------------------------------------------

    Service revenue decreased $295,000, or 13%, from $2,301,000 to $2,006,000 for the years ended December 31, 1994 and 1995, respectively. The decrease is attributable to the indefinite postponement of a $3,000,000 study that was originally scheduled to begin June 1995. This study has not been rescheduled by the sponsor. The Company incurred personnel and other costs in preparation of this study and decided to maintain this level of infrastructure to facilitate future expansion. Direct costs increased from $1,683,000 for the year ended December 31, 1994 to $1,791,000 for the year ended December 31, 1995, an increase of $108,000, or 6%. Direct costs, as a percentage of service revenue, increased from 73.2% for the year ended December 31, 1994 to 89.3% for the year ended December 31, 1995.

    Selling, general and administrative expense increased $436,000, or 50%, from $867,000 for the year ended December 31, 1994 to $1,303,000 for the year ended December 31, 1995. The increase is primarily attributable to increases in professional fees, in connection with its merger with Pegasus as well as the idemnified lawsuit, marketing, relocation and investor relations expenses.

    Depreciation and amortization expense increased $11,000, or 22%, from $49,000 for the year ended December 31, 1994 to $60,000 for the year ended December 31, 1995. The Company invested $55,000 in equipment and computer systems for the year ended December 31, 1995 as compared to $143,000 for the year ended December 31, 1994. These additions were primarily to the Company's computerized information systems.

    Interest expense increased $7,000, or 33%, from $21,000 for the year ended December 31, 1994 to $28,000 for the year ended December 31, 1995. The increase is due to interest incurred on loans from shareholders that were initiated in the third quarter of 1995, partially offset by the continued reduction of interest incurred due to the diminishing outstanding balances of capitalized lease obligations.

    The Company did not record any income tax benefit from the losses incurred in 1995 and 1994 due to the uncertainty of utilizing these losses against future income.



    The net loss increased by $825,000 from 1994 to 1995. This increase arose from the combined effects of lower revenues in 1995 and higher costs, primarily selling, general and administrative expenses.

    In connection with the February 27, 1995 merger with Pegasus, an inactive, non-reporting, publicly held Nevada corporation, the Company recognized a loss from discontinued operations of $32,500 as of December 31, 1994, to reflect Pegasus' pre-merger results from discontinued operations for the year then ended.

LIQUIDITY AND CAPITAL RESOURCES


    Net cash provided by operating activities was $25,133 for the year ended December 31, 1994. Net cash used by operating activities was $1,536,243 for the year ended December 31, 1995. Net cash used by operating activities was $843,483 and $1,256,911 for the nine months ended September 30, 1995 and 1996, respectively. Net cash used during the nine months ended September 30, 1996 resulted from an increase in accounts receivable and personnel and marketing costs associated with the growth in operations and backlog.

    Since its inception, the Company has financed its operations and growth with proceeds from private placements of equity securities, advances from shareholders and borrowing arrangements under capital lease obligations and lines of credit. Investing activities have consisted of capital expenditures for computerized information systems, medical and office equipment and leasehold improvements.

    In February 1995, immediately prior to its merger with the Company, Pegasus issued 750,000 shares of Common Stock for total proceeds of $750,000. Effective September 15, 1995, the Company initiated a private placement offering, which terminated on February 16, 1996. In connection with the offering, the Company sold 573,400 Units consisting of shares of Common Stock and Warrants, for gross proceeds of $1,433,500, which provided the Company net proceeds of $1,273,538 after deducting related offering expenses and commissions.


    On July 15, 1996, the Company sold 3,500 shares of Preferred Stock to an institutional investor for gross proceeds of $3,500,000, which provided the Company net proceeds of approximately $3,100,000 after deducting related issuance expenses of approximately $400,000. The Company believes its available cash and cash equivalents will be sufficient to meet its foreseeable cash needs.

    In September 1996, the Company obtained a one-year $1,000,000 secured line of credit with an independent financial institution of which $650,000 was outstanding at September 30, 1996.

    Although the Company is not engaged in any acquisition discussions at this time, the Company will consider acquiring domestic and international businesses offering services similar or complementary to those offered by the Company. Any such acquisitions may require additional external financings, and in such event, the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurances that the Company will pursue acquisitions or that such financings for any such acquisitions will be available on terms acceptable to the Company.

INCOME TAXES

    Prior to the merger, Clinicor was an S Corporation, as defined by the Internal Revenue Code ("Code"), for income tax reporting purposes. Pegasus was a C Corporation, as defined by the Code. Subsequent to the merger, the Company became a C Corporation for income tax reporting purposes. In accordance with the Code, Clinicor's premerger accumulated net operating loss of approximately $500,000 will not be available to the Company as a carry-forward to offset future taxable income.

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") issued by the Financial Accounting Standards Board ("FASB"), under which deferred tax assets and liabilities are provided on differences between the carrying amounts for financial reporting and the tax basis of assets and liabilities for income tax purposes using the enacted tax rates.

    Under SFAS 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods. A valuation allowance is recognized, if on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

NEW ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") issued by the FASB, is effective for financial statements for fiscal years beginning after December 15, 1995. The standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, certain identifiable intangible assets, and goodwill, should be recognized and how impairment losses should be measured. The Company does not expect adoption to have a material effect on its financial position or results of operations.

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") issued by the FASB, is effective for specific transactions entered into after December 15, 1995. The disclosure requirements of SFAS 123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard established a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. The Company does not expect adoption to have a material effect on its financial position or results of operations.


ITEM 3. DESCRIPTION OF PROPERTY


    In October 1996, in order to accommodate the growth in its business and operations, the Company leased approximately 15,200 square feet for a five-year term in Austin, Texas. The Company moved its corporate offices to this location in December, 1996. In connection with this lease the Company has also exercised a right of first refusal on an adjacent 6,200 square feet. Management intends to sublease the space it formerly occupied through the remaining term, which expires in 1998, and believes that it will be able to do so. The Company believes it will not encounter any unusual difficulty obtaining additional leased office space at acceptable terms and rates if required for future expansion.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth as of October 21, 1996, information with respect to the beneficial ownership of the Company's outstanding Common Stock by
(i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Pursuant to the beneficial ownership rules under the Securities Exchange Act of 1934, as amended, each named person and all directors and executive officers as a group are deemed to be the beneficial owners of securities that may be acquired within 60 days of October 21, 1996 through the exercise of options or warrants. Accordingly, the number of shares and percentages set forth opposite each shareholder's name in the table below assumes the exercise of all such options and warrants. However, the number of shares of Common Stock issuable upon exercise by any given shareholder are not included in calculating the percentage of Common Stock beneficially owned by any other shareholder. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.



Name and Address of                        Shares Beneficially  Percent of
Beneficial Owner                                  Owned            Class
-------------------                        -------------------  -----------

The Oracle Group                                2,353,033/(1)/     36.7%
712 Fifth Avenue, 45th Floor
New York, New York  10019

Robert S. Sammis                                1,007,950/(2)/     24.6%
1717 West 6th St., #400
Austin, Texas  78703

O'Donnell Family Limited Partnership              828,400/(3)/     20.3%
1717 West 6th St., #400
Austin, Texas  78703

Robert K. Williams, III                           469,506/(4)/     11.3%
153 Kingswood Circle
Danville, California  94506

Randolph J. Haag                                  273,881/(5)/      6.5%
359 Jacaranda
Danville, California  94506

Thomas P. O'Donnell                               307,950/(6)/      7.5%
1717 West 6th St., #400
Austin, Texas  78703

Arthur P. Haag                                    153,000/(7)/      3.7%
11747 Quail Creek Drive
Houston, Texas 77070

Robert M. Day, Ph.D.                               10,000/(8)/      0.2%
1717 West 6th St., #400
Austin, Texas  78703

Susan M. Georgen-Saad                                      -0-        0%
1717 West 6th St., #400
Austin, Texas  78703

Stuart Weisbrod, Ph.D.                                  10,000      0.2%
712 Park Avenue, 45th Floor
New York, New York  10019

Zola P. Horovitz, Ph.D.                                    -0-        0%
3420 South Ocean Blvd.
Apartment 4W
Highland Beach, Florida 33487

All Directors and Executive Officers as         1,197,617/(9)/     28.7%
 a group (7 persons)

____________________________

(1) "The Oracle Group," as used herein, refers to the following funds: Oracle Partners, L.P., Quasar International Partners C.V., Oracle Institutional Partners, L.P. and GSAM Oracle Fund, Inc. The shares listed include 2,333,333 shares that are issuable to The Oracle Group pursuant to The Oracle Group's option to convert 3,500 shares of 8% Convertible Preferred Stock to the Company's Common Stock. Larry N. Feinberg is the Managing General Partner of Oracle Partners, L.P. and Oracle Institutional Partners, L.P. Oracle Investment Management, Inc., which is owned by Mr. Feinberg, acts as the investment manager to Quasar International Partners C.V. and GSAM Oracle Fund, Inc. Mr. Feinberg may be deemed to beneficially own the shares owned by The Oracle Group.

(2) Mr. O'Donnell and Mr. Sammis have entered into agreements with each of Drs. Dell, Ramsdell and Shulman, pursuant to which Messrs. Sammis and O'Donnell are jointly entitled to direct the manner in which the aggregate 291,283 shares owned by Drs. Dell, Ramsdell and Shulman shall be voted. Mr. Sammis may therefore be deemed to beneficially own these shares. Also includes 16,667 shares issuable to Mr. Sammis pursuant to immediately exercisable options.

(3) Ms. Kristina Breen O'Donnell is the sole officer and director of the general partner of the O'Donnell Family Limited Partnership and has voting and dispositive power with respect to the 828,400 shares owned by the Partnership. Ms. O'Donnell may therefore be deemed to beneficially own these shares.

(4) Includes (i) 109,400 shares held by Guarantee and Trust Co. FBO Robert K. Williams III Sep/IRA, as to which Mr. Williams has voting and dispositive power and (ii) 51,606 shares issuable to Mr. Williams pursuant to immediately exercisable sales agent warrants.

(5) Includes (i) 50,000 shares issuable to Mr. Randolph J. Haag pursuant to immediately exercisable options and (ii) 51,606 shares issuable to Mr. Haag pursuant to immediately exercisable sales agent warrants.

(6) Mr. O'Donnell and Mr. Sammis have entered into agreements with each of Drs. Dell, Ramsdell and Shulman, pursuant to which Messrs. Sammis and O'Donnell are jointly entitled to direct the manner in which the aggregate 291,283 shares owned by Drs. Dell, Ramsdell and Shulman shall be voted. Mr. O'Donnell may therefore be deemed to beneficially own these shares. Also includes 16,667 shares issuable to Mr. O'Donnell pursuant to immediately exercisable options.

(7) Includes 50,000 shares issuable to Mr. Arthur P. Haag pursuant to immediately exercisable options.

(8) Includes 10,000 shares issuable to Dr. Robert M. Day pursuant to immediately exercisable options.

(9) Includes (i) 291,283 shares owned by Drs. Dell, Ramsdell and Shulman, as to which Messrs. Sammis and O'Donnell have voting power; (ii) 16,667 shares issuable to Robert S. Sammis pursuant to immediately exercisable options;
     (iii) 16,667 shares issuable to Thomas P. O'Donnell pursuant to immediately exercisable options; (iv) 50,000 shares issuable to Arthur P. Haag pursuant to immediately exercisable options; and (v) 10,000 shares issuable to Dr. Robert M. Day pursuant to immediately exercisable options.

In any election of directors, the holders of the Preferred Stock, voting separately as a class, are entitled to elect that number of directors as is proportionate to their ownership interest in the Company, determined on an as-converted basis. On an as-converted basis, the holders of the Preferred Stock currently have a 36.3% interest in the Company, which interest may increase over time as mandatory in-kind dividends are paid with respect to the Preferred Stock. Upon any default in the payment of dividends on the Preferred Stock, each director who has been elected by the holders of the Preferred Stock will be entitled to two votes on all matters on which the directors are entitled to vote, while each director elected by the holders of Common Stock shall continue to have the right to cast one vote. Accordingly, a default in the payment of dividends on the Preferred Stock could result in the directors who have been elected by the holders of the Preferred Stock (currently Dr. Weisbrod and Dr. Horovitz) having voting control with respect to matters presented to the Board.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the directors and executive officers of the Company.

      Name                   Age    Position
      ----                   ---    --------

Thomas P. O'Donnell           47    Chairman of the Board, President,
                                    Chief Executive Officer, Director

Robert S. Sammis, MBA         44    Executive Vice President, Chief
                                    Operating Officer, Secretary, Director

Arthur P. Haag                67    Director

Stuart T. Weisbrod, Ph.D.     42    Director

Zola P. Horovitz, Ph.D.       62    Director

Robert M. Day, Ph.D.          42    Vice President of Scientific Affairs

Susan M. Georgen-Saad, CPA    39    Vice President, Chief Financial Officer,
                                    Treasurer

    All current directors hold office until the 1997 annual meeting of the Company's shareholders and until their successors are duly elected and qualified; thereafter, directors will be elected annually. The executive officers are appointed annually by the Board of Directors and serve at the discretion of the Board. No family relationships exist among any of the directors and executive officers of the Company.

    Thomas P. O'Donnell became Chairman of the Board in November 1996 and has been the President, Chief Executive Officer and a director of the Company since its inception. From March 1991 until September 1992, Mr. O'Donnell was the Chief Executive Officer of another CRO, Barton Research, Inc. From 1987 until March 1991, Mr. O'Donnell was President of Biomedical Research Group, a CRO specializing in analgesic studies. While President of Biomedical, Mr. O'Donnell expanded its medical specialty areas into ophthalmics, gastrointestinal and anti-infectives. From 1980 to 1987, Mr. O'Donnell was Chief Executive Officer of SKO, Inc., a corporation with interests in manufacturing, transportation, and office products. Prior to 1980, Mr. O'Donnell was a health care specialist and manager with the public accounting firm of Arthur Andersen & Co. Mr. O'Donnell holds a business degree from the University of Notre Dame. Mr. O'Donnell has provided expert testimony before the Health Care Financing Administration of the Department of Health and Human Services and has served on the Board of Trustees of various hospitals and ambulatory surgical centers.

    Robert S. Sammis has been the Company's Executive Vice President, Chief Operating Officer, Secretary and a director since the Company's inception. From March 1991 until September 1992, Mr. Sammis served as Director of Barton Research, Inc., and from August 1991 until September 1992, he served as Barton's Executive Vice President and Chief Operating Officer. From 1986 until August 1992, Mr. Sammis was engaged as a practicing CPA specializing in business consultation. Mr. Sammis spent five years with Arthur Andersen & Co. where he was an audit manager in the firm's health care practice. Mr. Sammis holds an MBA degree from the University of Texas.

    Arthur P. Haag has been a director of the Company since February 1995 and, until November 1996, served as its Chairman. Prior to the merger of Clinicor and Pegasus, Mr. Haag was Chairman and Chief Executive Officer of Pegasus. Mr. Haag is also currently President and CEO of Neutrex, Inc., a privately-held Houston-located specialty chemical materials firm with which he has been associated since 1992. From 1990 to 1992, Mr. Haag served as President and a Director of Advanced Temperature Devices, Inc. Between 1986 and 1990, Mr. Haag was co-founder and Chief Executive Officer of CytoDiagnostics, Inc. and ElectroFusion, Inc. From 1982 until 1987, Mr. Haag was CEO of Catalyst Resources, Inc., a subsidiary of Phillips Petroleum Company. He was President of the Catalyst Division at Dart Industries, Inc. from 1970 to 1982. Prior to 1970, he was the founder and Chief Executive Officer of PureChem Corporation which was subsequently sold to Dart Industries, Inc.

    Stuart T. Weisbrod, Ph.D. joined the Company as a director in November 1996. Since February 1995, Dr. Weisbrod has been a partner with Oracle Partners, L.P., a firm that invests in health care, bioscience and related industries. Prior to that, he was a partner in the Harpel Advisory Company with responsibility for the firm's health care and venture capital investment activities. From 1990 to 1993, Dr. Weisbrod served as a First Vice President at Merrill Lynch with responsibility for investment research. From 1986 to 1990, he was a biotechnology analyst with Prudential Bache. Dr. Weisbrod received his Ph.D. in Biotechnology from Princeton University in 1980. From 1980 to 1982 he was an American Cancer Society Postdoctoral Fellow at the Medical Research Council Laboratory in Cambridge, England, followed by a second fellowship at Cold Spring Harbor Laboratory. Dr. Weisbrod received an MBA from Columbia University in 1984.

    Zola P. Horovitz, Ph.D. joined the Company as a director in November 1996. Dr. Horovitz worked for the Bristol-Myers Squibb Corporation and one of its predecessor entities, The Squibb Institute for Medical Research, for 35 years until his retirement in 1994. Since his retirement, Dr. Horovitz has served as a consultant to the biotechnology and pharmaceutical industries. Dr. Horovitz received an M.S. in Pharmacology in 1958 and his Ph.D. in Pharmacology in 1960, both from the University of Pittsburgh. Dr. Horovitz serves as a director of Diacrin Inc., Biocryst Pharmaceuticals Inc., Synaptic Pharmaceutical Corp., Procept Inc., Magainin Pharmaceuticals, Inc., AVIGEN Inc. and Roberts Pharmaceuticals Co. and several privately-held companies.

    Robert M. Day, Ph.D., Vice President of Scientific Affairs, joined the Company in June 1995. Dr. Day's experience includes the establishment of complete clinical development programs and extensive interaction with the FDA. Prior to joining Clinicor, Dr. Day was a Vice President of Clinical Research at Arcturus Pharmaceutical Corporation. From 1992 to 1994 he was Associate Director of Clinical Affairs at Dermik Laboratories (Rhone-Poulenc Rorer). From 1988 to 1992, Dr. Day was with Glaxo, Inc. where he served as Associate Director of Clinical Research for Glaxo Dermatology. From 1984 to 1988, Dr. Day was with Allergan, Inc. serving in the clinical research and development departments of both the eyecare and dermatology units. He received his Ph.D. in Biological Science in 1983 from the University of California, Irvine. Dr. Day received a Bachelor of Science degree from Brown University where he graduated with Honors in 1976. He is a co-inventor in a patent covering an antifungal/antiinflammatory drug delivery system. Dr. Day is a current member of the Board of Trustees for the National Psoriasis Foundation.

    Susan M. Georgen-Saad, Vice President, Chief Financial Officer and Treasurer, joined the Company in June 1996. Prior to joining the Company, Ms. Georgen-Saad was Senior Vice President, Finance, for the Texas Workers' Compensation Insurance Fund, a competitive insurance company with assets of $1.3 billion and annual revenue of over $600 million. From 1991 to 1994, she maintained a professional practice as a financial services consultant. From 1984 to 1991, Ms. Georgen-Saad served as a Chief Financial and Chief Operating Officer in the mortgage and financial services industries. Prior to that, she was with the audit division of KPMG Peat-Marwick from 1979 to 1984. Ms. Georgen-Saad received a BBA in accounting from the University of Notre Dame, and she is a licensed CPA in Texas.

CERTAIN LEGAL PROCEEDINGS

    As was indicated above, Thomas P. O'Donnell was affiliated with SKO, Inc. ("SKO"), a privately owned company, from 1980 to 1987. As an officer and principal shareholder of SKO, Mr. O'Donnell executed personal guarantees of SKO's bank debt and other obligations. SKO suffered financial reversals, largely as the result of the insolvency of its primary lender, and in 1991 Mr. O'Donnell filed for protection under Chapter 11 of the United States Bankruptcy Code. His bankruptcy case was later converted to a Chapter 7 liquidation proceeding.


ITEM 6. EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding compensation for the year ended December 31, 1995, earned by or paid to the Company's Chief Executive Officer and the other persons who were executive officers of the Company in 1995 (the "named executive officers").

                                                               Long Term
                                      Annual Compensation    Compensation
                                     ----------------------  -------------
                                                                Awards
                                                             -------------
                                                              Securities
                                              Other Annual    Underlying      All Other
                                     Salary   Compensation   Options/(1)/   Compensation
Name and Principal Position            ($)         ($)            (#)            ($)
---------------------------          -------  -------------  -------------  -------------
Thomas P. O'Donnell................  90,000         0          150,000         1,523/(2)/
  Chairman of the Board,
  President and Chief
  Executive Officer
Robert S. Sammis...................  90,000         0          150,000         1,523/(2)/
  Executive Vice President, Chief
  Operating Officer and Secretary
Robert M. Day, Ph.D................  70,000         0           10,000             0
  Vice President of Scientific
  Affairs

____________________________

(1)  The table does not include options which have lapsed.

(2) The Company paid insurance premiums totalling $6,092 on term life insurance policies on Mr. O'Donnell and Mr. Sammis. Each policy is in the amount of $2,000,000, with $1,000,000 payable to the Company and $1,000,000 payable to a beneficiary designated by the officer.


STOCK OPTIONS

    In December 1994, the Board of Directors and the shareholders approved the 1995 Employee and Consultant Stock Option Plan (the "Option Plan"), under which options to purchase a maximum total of 2,000,000 shares of Common Stock may be granted. Options granted under the Option Plan may be either "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-statutory stock options. Incentive stock options may be granted to an employee of the Company, including officers and directors. Non-statutory stock options may be granted to consultants as well as non-employee directors. The Option Plan is currently administered by the Board of Directors, which has the authority to determine optionees, the number of shares covered by each option, the type of option (i.e., incentive or non-statutory), the times at which an option may be exercised, the exercise price, the method of payment, and certain other option terms. As of September 30, 1996, options representing the right to purchase 437,720 shares of Common Stock were outstanding under the Option Plan.

    The exercise price of any option granted under the Option Plan may not be less than 85%, in the case of a non-statutory stock option, or 100%, in the case of an incentive stock option, of the fair market value of the Common Stock at the time of grant, as determined by the Board of Directors. There is no limit on the number of shares of Common Stock which may be granted under an option, although the aggregate fair market value of the stock subject to incentive stock options that become exercisable for the first time during any one calendar year may not exceed $100,000 per optionee. Options may be granted under the Option Plan for terms of up to ten years. Options are not transferable other than upon death and may be exercised at various periods up to 90 days after the death or termination of employment of the optionee to the extent the option was then exercisable.

    Pursuant to the Option Plan, the following named executive officers were granted options in 1995 to purchase Common Stock of the Company in the amounts and at the prices set forth in the chart below. All of the options shown are incentive stock options. None of the options have been exercised.

                             Number of          Percent Of
                            Securities             Total
                            Underlying            Options
                              Options           Granted to      Exercise or
                           Granted/(1)/        Employees in      Base Price   Expiration
Name                            (#)          Fiscal Year/(1)/      ($/Sh)        Date
----                    -------------------  -----------------  ------------  ----------

Thomas P. O'Donnell...        100,000/(2)/         31%              1.25       2/27/2000
                               50,000/(3)/         15%              1.10       8/22/2000
Robert S. Sammis......        100,000/(2)/         31%              1.25       2/27/2000
                               50,000/(3)/         15%              1.10       8/22/2000
Robert M. Day, Ph.D...         10,000/(4)/          3%              1.00        6/1/2001

____________________________
(1)  The table does not include options which have lapsed.

(2) The 100,000 share options held by Thomas P. O'Donnell and Robert S. Sammis will vest in increments, subject to the Company's achieving certain performance criteria. One-half of the options will vest at any time after January 1, 1998 that the Company has achieved $12 million in service revenue or $2 million in pre-tax earnings for the previous twelve-month period. Options for the remaining shares will vest at any time after January 1, 1999 that the Company has achieved $18 million in service revenue or $3 million in pre-tax earnings for the previous twelve-month period.

(3) These options vest over a three-year period in equal annual increments, beginning on August 22, 1996.

(4)  These options vested in full on June 1, 1996.

     The following table sets forth information concerning the aggregate number and value of unexercised options held by the named executive officers at December 31, 1995. No options were exercised by the named executive officers during the year ended December 31, 1995.

                              Number of Securities            Value of Unexercised
                        Underlying Unexercised Options At   In-The-Money Options At
                               Fiscal Year-End (#)            Fiscal Year-End ($)
                        ---------------------------------  --------------------------
                          Exercisable     Unexercisable    Exercisable  Unexercisable
                        ---------------  ----------------  -----------  -------------
Thomas P. O'Donnell...        0              150,000/(1)/      $0          $45,000
Robert S. Sammis......        0              150,000/(1)/       0           45,000
Robert M. Day, Ph.D...        0               10,000            0            5,000

____________________________

(1)  The table does not include options which have lapsed.

EMPLOYMENT AGREEMENTS

    During 1996 Messrs. O'Donnell and Sammis each became parties to five-year employment contracts with the Company, pursuant to which they are entitled to salaries of $150,000 and $135,000 per year, respectively. The Company may terminate either such agreement with or without cause; provided, however, if employment is terminated without cause, then the executive in question is entitled to receive a severance payment equal to two times the compensation received from the Company in the 12 months prior to the date of termination. If employment is terminated either voluntarily by the executive or by the Company for cause, then no severance is payable; provided, however, that if the executive terminates his employment following a material reduction in his level of responsibility, then such termination shall be deemed to be termination without cause by the Company, and the executive shall be entitled to the severance payment described above. In any event, the executive in question is bound by a noncompetition covenant until the earlier of (i) June 30, 1999 or
(ii) two years following termination of employment.

    Dr. Day is party to a two-year employment agreement with the Company, pursuant to which he is entitled to a salary of $120,000 annually. The Company may terminate his employment with or without cause; provided, however, if employment is terminated without cause, Dr. Day is entitled to continue to receive his salary for either the unexpired portion of the two-year contract period or six months, whichever period is greater.

DIRECTOR COMPENSATION

    The Company reimburses directors for expenses incurred, if any, in attending meetings of the Board of Directors. The Company does not pay director fees to directors for their service on the Board. However, Arthur Haag and Zola Horovitz are consultants to the Company, and each receives an annual retainer of $18,000. In addition, for as long as he serves as a director and consultant to the Company, Dr. Horovitz will receive annual options to purchase 5,000 shares of Common Stock under the Option Plan.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Merger.  As is disclosed elsewhere herein, on February 27, 1995, Clinicor,
    ------
Inc., a Texas corporation (referred to herein as the "Predecessor Company"), was merged into Pegasus Tax and Financial Planning Services, Inc. In connection with the merger (the "Merger"), the Predecessor Company ceased to exist and Pegasus, as the surviving entity, changed its name to Clinicor, Inc.
Immediately prior to the Merger, the principal shareholders of Pegasus included Randolph J. Haag and Russell Armstrong. The principal shareholders of the Predecessor Company were Patricia J. O'Donnell and Robert S. Sammis, who owned 48.0% and 37.5% of the Predecessor Company, respectively. Patricia J. O'Donnell is the mother of Thomas P. O'Donnell.

    Of the shares of the Predecessor Company that were outstanding prior to the Merger, 6,000 and 4,000 of such shares had been issued to Patricia J. O'Donnell and Robert S. Sammis, respectively, in September 1992 for a per share purchase price of $0.10. On November 11, 1994, the Predecessor Company issued 687.5 shares of its Common Stock to Robert S. Sammis in consideration of personal guarantees rendered by Mr. Sammis with respect to the Predecessor Company's lease of office space, computer systems, office equipment, furniture and medical equipment.

    Immediately prior to the Merger, Pegasus sold an aggregate of 750,000 shares of Common Stock at a purchase price of $1.00 per share to Randolph J. Haag, Irawan Onggara and Russell Armstrong. Such individuals purchased 375,000, 187,500 and 187,500 shares of Common Stock of Pegasus, respectively.

    In the Merger, each share of Pegasus common stock (a total of 1,421,000 shares) remained outstanding. Each of the Predecessor Company's 12,500 shares of Common Stock was converted into 166.4 shares of the Company (a total of 2,080,000 shares), such that after the Merger the Company had a total of 3,501,000 shares outstanding.

    Agreements Ancillary to Merger.  In connection with the Merger, the parties
    ------------------------------
thereto agreed that Thomas P. O'Donnell, Robert S. Sammis and Arthur P. Haag (the father of Randolph J. Haag) would serve as directors of the Company for a two-year period from and after the Merger. The parties also entered into a number of agreements, the most significant of which are briefly described below. Unless otherwise indicated, all of such agreements were entered into on February 27, 1995.

    The Company, Randolph J. Haag, Irawan Onggara and Russell Armstrong entered into a Preemptive Rights Agreement, pursuant to which the Company granted to the three named individuals a right of first refusal for a period of three years to purchase a portion of all new securities issued by the Company. Such portion is equal to their percentage ownership of the Company on the date of execution of the agreement. Messrs. Haag, Onggara and Armstrong subsequently relinquished all of their rights under the Preemptive Rights Agreement, as more fully described below.

    The Company and Randolph J. Haag entered into an Investment Banking Rights Agreement, pursuant to which the Company granted to Mr. Haag a right of first refusal for a period of three years to provide certain investment banking services to the Company, on terms to be mutually agreed upon by the parties. No amounts were paid to Mr. Haag under the agreement. The Investment Banking Rights Agreement has been terminated, as discussed below.

    In March 1996, Randolph Haag relinquished all rights under any and all agreements to which he and the Company are parties in exchange for a cash payment of $25,000 and a contractual grant of options to purchase 50,000 shares at an exercise price of $1.00 per share. The option expires on February 28, 2001.

    For due diligence services performed in connection with the Merger, Mr. Arthur P. Haag, currently a director of the Company, received options to purchase up to 25,000 shares of the Company's Common Stock at a purchase price of $0.10 per share. Such options expire on February 27, 1998.

    In anticipation of the Merger, Messrs. Sammis and O'Donnell entered into a Voting and Pre-Merger Agreement with each of Steven J. Dell, M.D., William M. Ramsdell, M.D. and David G. Shulman, M.D., who were shareholders of the Predecessor Company. Pursuant to such agreements, each of the named physicians agreed to vote their shares of Common Stock of the Company in such manner as may be determined by Messrs. O'Donnell and Sammis. These agreements terminate upon the closing of an underwritten public offering of the Company which results in aggregate net proceeds to the Company of at least $5.0 million.

    Private Placement Offering.  From September 1995 to February 1996, the
    --------------------------
Company engaged in a private placement offering (the "Private Offering") of Units consisting of Common Stock and Warrants to purchase Common Stock. See "Recent Sales of Unregistered Securities." The Units were offered through SJ Capital, Inc. (the "Sales Agent"), which acted as the Company's sales agent. Randolph J. Haag was affiliated with the Sales Agent at the time of the Private Offering and received 103,212 Sales Agent Warrants and consulting and commission fees of $76,478 from the Sales Agent in connection with the Private Offering. See "Description of Securities--Warrants."

    Indemnified Lawsuit.  In connection with their separation from a previous
    -------------------
employer and the formation of the Predecessor Company, Thomas P. O'Donnell and Robert S. Sammis became involved in certain disputes with the previous employer and one of its shareholders and creditors. These disputes culminated in the previous employer's filing of a lawsuit against Mr. Sammis in which various causes of action were alleged. The Company has agreed to indemnify Mr. Sammis and Mr. O'Donnell in connection with their disputes with the previous employer and to indemnify Mr. Sammis in connection with the lawsuit. As of October 31, 1996, the Company has incurred approximately $82,000 in fees in connection with such lawsuit, of which approximately $68,500 has been paid. In the opinion of the Company's management, the outcome of this lawsuit will not have a material adverse effect on the financial position or results of operations of the Company.

    Preferred Stock Sale.  In July 1996, the Company issued 3,500 shares of
    --------------------
Preferred Stock to Oracle Partners, L.P. and certain of its affiliates. See "Recent Sales of Unregistered Securities." For information concerning the conversion rate and other provisions of the Preferred Stock, see "Description of Securities--Preferred Stock." In connection with the sale of the Preferred Stock, the Company entered into a Settlement Agreement with Russell Armstrong, Irawan Onggara and Century Financial Partners, Inc. ("CFP"). Pursuant to the Settlement Agreement, Messrs. Armstrong and Onggara and CFP waived their preemptive rights and certain other claims in connection with the issuance of the Preferred Stock and waived all other rights and claims arising under the Preemptive Rights Agreement in exchange for aggregate cash consideration of $100,000.

    Other Transactions.  The Company has from time to time retained Future
    ------------------
Protocol, Inc., an Austin-based computer consulting firm of which Robert S. Sammis is a shareholder and serves as a director, to perform certain services for the Company. The total amount paid by the Company to Future Protocol, Inc. was $1,130 during fiscal 1995 and $126,288 for the nine months ended September 30, 1996. Management believes that the terms of its arrangement with Future Protocol, Inc. are as favorable to the Company as the terms that might be obtained by contracting with an unrelated party. See Note 5 of Notes to Financial Statements.

    During 1995, Robert S. Sammis and Patricia J. O'Donnell advanced funds to the Company to be used as working capital. The Company has executed two unsecured promissory notes dated October 1, 1995 in the original principal amount of $61,000 and $120,000 payable to Mr. Sammis and Mrs. O'Donnell, respectively. As of October 31, 1996, such amounts remain outstanding. Each note is payable upon demand and bears interest at 8.0% per annum. See Note 7 of Notes to Financial Statements.


ITEM 8. LEGAL PROCEEDINGS

    In October 1996, suit was filed against the Company in the State District Court of Travis County, Texas, by Barton Research, Inc. ("Barton"), a CRO that formerly employed Thomas P. O'Donnell and Robert S. Sammis. Barton had previously filed suit against Mr. Sammis, charging Mr. Sammis with financial improprieties and alleging that various actions of Mr. Sammis caused damage to Barton. The Company has indemnified Mr. Sammis in connection with the suit (the "Indemnified Lawsuit"). See "Certain Relationships and Related Transactions-- Indemnified Lawsuit." In the petition filed in October 1996, Barton joined Clinicor in its lawsuit and alleged that Clinicor was established with the intent to compete with and destroy Barton. The suit further alleges that Clinicor conspired with Mr. Sammis to interfere with Barton's business contracts and opportunities. Finally, the suit alleges that Clinicor is the real party in interest in the Indemnified Lawsuit.

Management has consulted with its trial counsel regarding the plaintiff's claims. In the view of management, plaintiff's claims are without merit and will not have a material adverse effect on the financial position or results of operations of the Company.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

    The Company's Common Stock has, since March 1995, traded on the Nasdaq Bulletin Board. Set forth below for the fiscal quarters indicated are the range of high and low bids of the Common Stock on the Nasdaq Bulletin Board:

                            1995                      1996
                      ----------------          -----------------
                      High        Low           High         Low
                      -----      -----          -----       -----
First Quarter         4-5/8       3             2-1/4       1-3/4
Second Quarter        4-1/4       2             4-5/8       1-7/8
Third Quarter         2-5/8       2             4           2-5/8
Fourth Quarter        3           1-3/4

The foregoing quotations, which were obtained from Prophet Information Services, Inc., reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

    As of October 21, 1996, there were approximately 59 shareholders of record of the Company's Common Stock.

    The Company has never paid dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The Company is prohibited from paying dividends on its Common Stock without the consent of the holders of at least two-thirds of the Company's Preferred Stock.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

    The Company has made the following sales of its Common Stock and Preferred Stock since October 1993. None of the sales have involved the use of underwriters. Issuances during the period prior to February 27, 1995 were made by Pegasus.

                                        Amount of
Date of Sale                Class of   Securities                              Total
or Issuance                Securities   (Shares)        Purchasers         Consideration
-------------------------  ----------  -----------  ------------------  --------------------
1. December 1993           Common         450,000   3 individuals          services rendered

2. December 1993           Common       1,200,000   4 individuals            $    6,000.00

3. January 1994            Common         521,000   41 individuals           $   26,050.00
                                                    and entities

4. February 1995           Common         750,000   3 individuals            $  750,000.00

5. February 1995           Common       2,080,000   6 individuals       securities exchanged

6. October 1995 through    Common         573,400   28 individuals           $1,433,500.00
   February 1996                                    and entities

                                        Amount of
Date of Sale                Class of   Securities                              Total
or Issuance                Securities   (Shares)        Purchasers         Consideration
------------               ----------  ----------       ----------         -------------
7. July 1996               Preferred        3,500       4 entities          $3,500,000.00

    Sales pursuant to items 1, 2, 5, 6 and 7 were made in reliance upon Section 4(2) of the Securities Act of 1933 and/or Rule 506 thereunder. Sales pursuant to items 3 and 4 were made in reliance upon Section 3(b) of the Securities Act of 1933 and Rule 504 thereunder. Sales pursuant to item 1 above were in consideration of services rendered, which were valued by the Board of Directors at $450.00 in the aggregate. The issuance of shares pursuant to item 5 above was in connection with the merger of the Company and the Predecessor Company. The transaction described in item 6 above also included the sale of Warrants and the issuance of Sales Agent Warrants, as described elsewhere herein. See "Description of Securities--Warrants" and Note 1 of Notes to Financial Statements. The Company has also granted options to purchase an aggregate of 604,679 shares of the Company's Common Stock, of which options to purchase 554,679 were granted pursuant to the Option Plan. See "Executive Compensation-- Stock Options" and Note 1 of Notes to Financial Statements. Option grants under the Option Plan were made in reliance upon Section 3(b) of the Securities Act of 1933 and Rule 701 thereunder. A contractual option to purchase 50,000 shares of Common Stock was granted in reliance upon Section 4(2) of the Securities Act of 1933.


ITEM 11.  DESCRIPTION OF SECURITIES

    The Company is authorized to issue 75,000,000 shares of Common Stock and 5,181 shares of Preferred Stock. There are currently outstanding 4,086,400 shares of Common Stock and 3,500 shares of Preferred Stock. There are also outstanding certain Warrants and Sales Agent Warrants, as well as options to purchase 487,720 shares of Common Stock.

    Common Stock.  All 4,086,400 issued and outstanding shares of Common Stock
    ------------
are validly issued, fully paid and non-assessable. Holders of the Company's Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor, subject to the rights of holders of Preferred Stock, as set forth below.
Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. The shares of the Company's Common Stock have no preemptive or conversion rights except as set forth herein, nor redemption or sinking fund provisions, and are not liable for further call or assessment. In the event of the liquidation, dissolution or winding-up of the Company, each share of the Company's Common Stock is entitled to share pro rata in any distribution of the Company's assets after payment of all liabilities, subject to the rights of holders of Preferred Stock, as set forth below.

    Preferred Stock.  In accordance with the Company's Articles of
    ---------------
Incorporation, as amended, the Board of Directors is authorized to issue up to 5,181 shares of 8% Convertible Preferred Stock, without par value (the "Preferred Stock"). There are currently outstanding 3,500 shares of the Preferred Stock.

    The Preferred Stock carries a liquidation preference of $1,000 per share. The Preferred Stock provides for annual cumulative dividends, which for a five-year period following issuance are payable in kind and which accrue at the rate of 8% per annum. On the fifth anniversary of the date of issuance, the dividend rate increases to 10% per annum, and the rate thereafter increases by an additional 2% on each successive anniversary date. Dividends accruing after the fifth anniversary date are payable in cash. The Preferred Stock is redeemable at the option of the Company at any time after July 9, 1998; there is no mandatory redemption. The Preferred Stock is convertible into that number of shares of Common Stock of the Company as is equal to the liquidation preference of the Preferred Stock being converted divided by a "conversion value," which is initially $1.50 and which is subject to adjustment if certain events occur.

    Each share of the Preferred Stock entitles the holder thereof to one vote in all matters submitted to a vote of the shareholders of the Company, except for the election of directors. In any election of directors, the holders of the Preferred Stock, voting separately as a class, are entitled to elect that number of directors, and to remove such directors, as is proportionate to their ownership interest in the Company, determined on an as-converted basis. In the event of any liquidation or dissolution of the Company, the holders of the Preferred Stock will have a preferential right to assets in the amount of the aggregate liquidation preference of the Preferred Stock. Upon any default in the payment of dividends, each director who has been elected by the holders of Preferred Stock will be entitled to two votes on all matters on which the directors are entitled to vote, while each director elected by the holders of Common Stock shall have the right to cast one vote.

    The holders of the Preferred Stock have various other rights, including registration rights, pursuant to the Company's Articles of Incorporation, as amended, and pursuant to a Stock Purchase Agreement entered into with the holders of the Preferred Stock.

    Warrants.  The Company issued 573,400 Warrants to investors in a recent
    --------
private placement. Two Warrants entitle the holder thereof to purchase one share of Common Stock for $1.00 per share, as adjusted for certain events. Warrants are only exercisable during specified Window Periods, during which the Company shall undertake good faith efforts to establish the availability of an exemption from registration of the sale of the underlying Common Stock under applicable federal and state securities laws. The exercise period for the Warrants expires September 30, 1998 (the "Warrant Term"), subject to certain rights of the Company to accelerate or delay such expiration. The Exercise Price is subject to adjustment upon certain events such as stock splits, stock dividends and similar transactions. The Warrant Term may be discontinued in connection with certain mergers and other extraordinary transactions or after the exercise of 50% of the Warrants upon notice by the Company to the warrant holders of record. The Warrants are also subject to redemption by the Company in certain events.

    The Company also issued 114,680 Sales Agent Warrants to the firm that acted as sales agent in the private placement. Upon exercise of a Sales Agent Warrant at an exercise price of $2.50, the holder receives one share of the Company's Common Stock and one Warrant to purchase Common Stock. Such Warrants are substantially identical to the Warrants described above, but may be exercised for a period of three years after issuance, subject to certain rights of the Company to accelerate or delay expiration.

    Subject to compliance with applicable securities laws and the provisions set forth in a Registration Rights Agreement between the Company and the original holders of the Warrants, Warrants are transferable. The holders of Warrants, as such, are not entitled to vote, to receive dividends or to exercise any of the rights of stock holders for any purpose. The Warrants may be transferred separately from the Common Stock with which they were issued.

    The Company may at any time and from time to time extend the Warrant Term or reduce the exercise price, provided written notice of such extension or reduction is given to the registered holders of the Warrants prior to the expiration date then in effect.


    Options.  See "Stock Options" under Item 6 for a discussion of the 1995
    -------
Employee and Consultant Stock Option Plan. There are currently 487,720 options outstanding under the Option Plan. There is also outstanding a contractual option to purchase 50,000 shares of the Company's Common Stock.

    Transfer Agent.  The Company's transfer agent for all securities is Pacific
    --------------
Stock Transfer Company, P.O. Box 93385, Las Vegas, Nevada 89193-3385, (702) 361-3033.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Sections 78.751 and 78.752 of the Nevada General Corporation Law permit a Nevada corporation, subject to certain conditions, to indemnify its present and former directors, officers, employees and agents, and certain other persons who are or were serving in similar capacities in other entities at the request of the corporation, with respect to liability arising from their capacity as such; to advance expenses to such persons; and to purchase and maintain insurance or other arrangements on behalf of such persons.

    Article IX of the Company's Articles of Incorporation, as amended, included as Exhibit 3(a) hereto, limits the personal liability of a director or officer
   ------------
of the Company to the Company or the shareholders for damages for breach of fiduciary duty to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law. Current Nevada law expressly authorizes the foregoing limitation on liability.

    Article X of the Company's Articles of Incorporation, as amended, included as Exhibit 3(a) hereto, and Article VII of the Company's Amended and Restated
   ------------
Bylaws, included as Exhibit 3(b) hereto, essentially provide for officers,
                    ------------
directors, employees and agents to be indemnified, and to receive reimbursement of reasonable expenses incurred in advance of the final disposition of a proceeding, to the maximum extent permitted by Nevada law.

    In June 1996, the Company obtained a liability policy which insures its officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions set forth in the policy. The policy provides coverage of up to $1,000,000 per claim with a maximum of $1,000,000 per policy period.

ITEM 13.  FINANCIAL STATEMENTS

    The index to the Company's Financial Statements appears under Item 15 of the Form 10-SB.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    On December 2, 1996, the Company dismissed BDO Seidman, LLP as its independent public accountant and retained Price Waterhouse LLP. Neither of BDO Seidman's reports on the Company's financial statements for the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was approved by the Company's Board of Directors. There were no disagreements with BDO Seidman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to BDO Seidman's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

  (a) The following financial statements of the Company are filed as part of this report:

    Report of BDO Seidman, LLP, Independent Certified Public Accountants     F-1

    Balance Sheets - December 31, 1995 and September  30, 1996 (unaudited)   F-2

    Statements of Operations - Years ended December 31, 1994 and 1995
    and Nine Months ended September 30, 1995 and 1996 (unaudited)            F-3

    Statements of Shareholders' Equity - December 31, 1993, 1994 and 1995
    and Nine Months Ended September 30, 1996 (unaudited)                     F-4

    Statements of Cash Flows - Years ended December 31, 1994 and 1995
    and Nine Months ended September 30, 1995 and 1996 (unaudited)            F-5

    Notes to Financial Statements                                            F-6


  (b) Exhibits

    2    Not applicable

    3(a) Articles of Incorporation, as amended*

    3(b) Amended and Restated Bylaws*

    4(a) Stock Purchase Agreement dated as of July 15, 1996 between the registrant and Oracle Partners, L.P., Quasar International Partners, C.V., Oracle Institutional Partners, L.P. and GSAM Oracle Fund, Inc.*

    4(b) Certificate of Amendment of Certificate of Incorporation of the registrant, incorporated herein by reference to Exhibit 3(a)*

    4(c) Amended and Restated Bylaws of the registrant, incorporated herein by reference to Exhibit 3(b)*

    4(d) Terms of Warrants issued by the registrant*

    4(e) Registration Rights Agreement effective December 1, 1995 by and among the registrant and certain individuals and entities*

    4(f) Sales Agent Warrant dated May 20, 1996 issued to SJ Capital, Inc.*

    4(g) Preemptive Rights Agreement effective February 27, 1995 among the registrant and Randolph Haag, Russell Armstrong and Irawan Onggara*

    4(h) Settlement Agreement dated as of July 8, 1996 between the registrant and Russell Armstrong, Irawan Onggara and Century Financial Partners, Inc.*

    7    Not applicable

    9    Not applicable

   10(a) Voting and Pre-Merger Agreement dated February 14, 1995 among the registrant, Thomas P. O'Donnell, Robert S. Sammis and Steven J. Dell, M.D.*

   10(b) Voting and Pre-Merger Agreement dated February 14, 1995 among the registrant, Thomas P. O'Donnell, Robert S. Sammis and William M. Ramsdell, M.D.*

   10(c) Voting and Pre-Merger Agreement dated February 14, 1995 among the registrant, Thomas P. O'Donnell, Robert S. Sammis and David Shulman, M.D.*

   10(d) Sales Agent Agreement effective September 15, 1995 between the registrant and SJ Capital, Inc.*

______________
         *Previously filed.

   10(e) Agreement and Plan of Merger effective February 27, 1995 between
         Pegasus Tax and Financial Planning Services, Inc., Randolph Haag, Russell Armstrong, Clinicor, Inc., Robert S. Sammis and Thomas P. O'Donnell*

   10(f) Covenant Not to Compete Agreement effective February 27, 1995 among the registrant, Thomas P. O'Donnell and Robert S. Sammis*

   10(g) Statement Regarding Employee Proprietary Information and Inventions
         Agreement dated February 27, 1995 between the registrant and Thomas P. O'Donnell*

   10(h) Statement Regarding Employee Proprietary Information and Inventions
         Agreement dated February 27, 1995 between the registrant and Robert S. Sammis*

   10(i) Agreement dated March 5, 1996 between the registrant and Randolph J.
         Haag*

   10(j) Option Agreement dated March 5, 1996 between the registrant and
         Randolph J. Haag*

   10(k) Clinicor, Inc. 1995 Employee and Consultant Stock Option Plan*

   10(l) Stock Option Agreement dated February 27, 1995 between the registrant and Thomas P. O'Donnell*

   10(m) Stock Option Agreement dated February 27, 1995 between the registrant and Robert S. Sammis*

   10(n) Employment Agreement dated July 15, 1996 between the registrant and
         Thomas P. O'Donnell*

   10(o) Employment Agreement dated July 15, 1996 between the registrant and
         Robert S. Sammis*

   10(p) Employment Agreement dated May 1, 1995 between the registrant and
         Robert M. Day*

   10(q) Unsecured Note dated October 1, 1995 executed by the registrant and payable to Robert Sammis*

   10(r) Unsecured Note dated October 1, 1995 executed by the registrant and payable to Patricia J. O'Donnell*

   10(s) Letter Agreement dated August 21, 1996 between the registrant and
         Zola P. Horovitz*

   10(t) Lease dated October 23, 1996 between the registrant and Lake Austin
         Commons, Ltd.*

   14    Not applicable

   16    Letter on Change in Certifying Accountant***

   21    Not applicable

   24    Not applicable

   27    Financial Data Schedule**

_________________
         *Previously filed.
        **Filed herewith.
       ***To be filed by amendment.

   28    Not applicable

   99    Not applicable



                                   SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                CLINICOR, INC.


Date________________________    By_________________________________
                                  Susan M. Georgen-Saad
                                  Vice President, Chief
                                  Financial Officer and Treasurer

Independent Auditors' Report


Clinicor, Inc.
Board of Directors
Austin, Texas


We have audited the accompanying balance sheet of Clinicor, Inc. (the "Company") as of December 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the two years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clinicor, Inc. at December 31, 1995, and the results of its operations and cash flows for each of the two years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.


                                                BDO Seidman, LLP

April 18, 1996, except for
 Note 2 which is as of July 16, 1996

CLINICOR, INC.
BALANCE SHEETS

==============================================================================================================================



                                                                                                September 30,
                                                                               DECEMBER 31,         1996
                                                                                  1995           (UNAUDITED)
                                                                               ------------     ------------
ASSETS

Current:

    Cash and cash equivalents                                                   $   267,281      $ 2,529,687
    Accounts receivable (Notes 3 and 4)                                             633,540        1,041,961
    Prepaid and other current assets                                                  7,570           31,554
                                                                                -----------      -----------

Total current assets                                                                908,391        3,603,202

Equipment and computer systems, net (Note 5)                                        192,897          764,447

Other assets, net                                                                     6,445          257,752
                                                                                -----------      -----------

      TOTAL ASSETS                                                              $ 1,107,733      $ 4,625,401
                                                                                ===========      ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

    Current portion of obligations under capital leases (Note 6)                $    25,751      $    13,295
    Accounts payable                                                                180,301          283,876
    Accrued study costs                                                             315,000           49,050
    Accrued liabilities                                                             133,239           34,760
    Accrued payroll and payroll taxes (Note 7)                                      168,990           75,825
    Line of credit (Note 2)                                                               -          650,000
    Deferred revenue                                                                 45,000           35,000
    Dividends payable                                                                     -           59,889
    Notes payable to stockholders (Note 7)                                          181,000          181,000
                                                                                -----------      -----------

Total current liabilities                                                         1,049,281        1,382,695
Obligations under capital leases, less current portion (Note 6)                      35,167           18,498
                                                                                -----------      -----------

      Total liabilities                                                           1,084,448        1,401,193
                                                                                -----------      -----------

Commitments and contingencies (Note 9)

Stockholders' equity (Note 1):

    Common stock                                                                      3,939            4,086
    Convertible preferred stock                                                           -        3,500,000
    Additional paid-in capital                                                    1,788,499        2,050,313
                                                                                -----------      -----------
      Contributed capital                                                         1,792,438        5,554,399

    Accumulated deficit                                                          (1,769,153)      (2,330,191)
                                                                                -----------      -----------

      Total stockholders' equity                                                     23,285        3,224,208
                                                                                -----------      -----------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 1,107,733      $ 4,625,401
                                                                                ===========      ===========


The accompanying notes are an integral part of these financial statements.   F-2

CLINICOR, INC.
STATEMENTS OF OPERATIONS

===================================================================================================================================

                                                                   YEARS ENDED DECEMBER 31,           9 MONTHS ENDED SEPTEMBER 30,
                                                               ------------------------------       -------------------------------
                                                                                                        1995               1996
                                                                   1994               1995          (UNAUDITED)         (UNAUDITED)
                                                               -----------        -----------       ------------        -----------

Service Revenue                                                $ 2,301,455        $ 2,005,582        $ 1,398,006        $ 2,441,788

Operating costs and expenses
    Direct costs                                                 1,683,424          1,790,861          1,135,286          1,545,598
    Selling, general and administrative                            866,979          1,303,437            823,791          1,357,904
    Depreciation and amortization                                   49,191             60,217             42,421            100,551
                                                               -----------        -----------        -----------        -----------

Total operating costs and expenses                               2,599,594          3,154,515          2,001,498          3,004,053
                                                               -----------        -----------        -----------        -----------

Loss from operations                                              (298,139)        (1,148,933)          (603,492)          (562,265)

Other income and expenses
    Interest income                                                      -                  -                  -             26,672
    Interest expense                                                21,496             28,293             20,414             25,445
                                                               -----------        -----------        -----------        -----------
        Other income and expenses                                  (21,496)           (28,293)           (20,414)             1,227

Loss from continuing operations                                   (319,635)        (1,177,226)          (623,906)          (561,038)

Loss from disposal of assets of
    discontinued operations (Note 1)                               (32,500)                 -                  -                  -
                                                               -----------        -----------        -----------        -----------

NET LOSS                                                       $  (352,135)       $(1,177,226)       $  (623,906)       $  (561,038)
                                                               ===========        ===========        ===========        ===========



PER SHARE AMOUNTS

    Loss from continuing operations                            $     (0.15)       $     (0.36)       $     (0.20)       $     (0.14)
    Loss from discontinued operations
      (Note 1)                                                       (0.02)              0.00               0.00               0.00
                                                               -----------        -----------        -----------        -----------

Net loss                                                       $     (0.17)       $     (0.36)       $     (0.20)       $     (0.14)
                                                               ===========        ===========        ===========        ===========


WEIGHTED AVERAGE NUMBER OF
    SHARES OF COMMON STOCK                                       2,094,406          3,262,690          3,143,875          4,042,638
                                                               ===========        ===========        ===========        ===========



The accompanying notes are an integral part of these financial statements.   F-3

CLINICOR, INC.
STATEMENTS OF SHAREHOLDERS' EQUITY

===================================================================================================================================


                                                                     CONVERTIBLE       ADDITIONAL
                                            COMMON          STOCK     PREFERRED          PAID-IN
                                            SHARES*         AMOUNT     STOCK**           CAPITAL        DEFICIT         TOTAL
                                          -----------    -----------  ----------       -----------    -----------    -----------
Balance at December 31, 1993                1,661,810    $     2,831  $     --         $     4,800    $  (239,792)   $  (232,161)

Net loss                                         --             --                            --         (352,135)      (352,135)
Common stock issued by Pegasus Tax and
   Financial Planning Services, Inc.          521,000            521                        25,529           --           26,050
Common stock issued by Clinicor, Inc.             690             69                          --             --               69
                                          -----------    -----------     ----------    -----------    -----------    -----------

Balance at December 31, 1994                2,183,500          3,421         --             30,329       (591,927)      (558,177)

Net loss                                         --             --                            --       (1,177,226)    (1,177,226)
Common stock issued on February 27,
   1995 (Note 1)                              750,000            750                       749,250           --          750,000
Common stock retired on February 27,
   1995 (Note 1)                           (1,500,000)        (1,500)                        1,500           --             --
Conversion of common stock in
   connection with the February 27,
   1995 merger (Note 1):
     Common stock retired                     (12,500)        (1,250)                        1,250           --             --
     Common stock issued                    2,080,000          2,080                        (2,080)          --             --
Stock options granted February 27,
   1995 (Note 1)                                 --             --                          45,000           --           45,000
Common stock issued in connection
   with the Company's private placement
   dated September 15, 1995 (Note 1)          438,000            438                       963,250           --          963,688
                                          -----------    -----------     ----------    -----------    -----------    -----------

Balance at December 31, 1995                3,939,000          3,939         --          1,788,499     (1,769,153)        23,285

Net loss (unaudited)                             --             --           --               --         (561,038)      (561,038)
Common stock issued in connection
   with the Company's private placement
   dated September 15, 1995 (Note 1)
   (unaudited)                                135,400            135         --            309,715           --          309,850
Common stock issued on May 20, 1996            12,000             12         --             11,988           --           12,000
Convertible preferred stock issued
   on July 15, 1996 (Note 1)**                   --              --      3,500,000            --             --        3,500,000
Dividends payable on convertible
   preferred Stock                               --              --          --            (59,889)          --          (59,889)
                                          -----------    -----------    -----------    -----------    -----------    -----------

Balance at September 30, 1996 (unaudited)   4,086,400    $     4,086    $ 3,500,000    $ 2,050,313    $(2,330,191)   $ 3,224,208
                                          ===========    ===========    ===========    ===========    ===========    ===========


*  $.001 par, 75,000,000 shares authorized.
** 3,500 Shares of convertible preferred stock, no par value, issued for total consideration of $3.5 million.

The accompanying notes are an integral part of these financial statements.   F-4

CLINICOR, INC.
STATEMENTS OF CASH FLOWS

===================================================================================================================================
                                                                         YEARS ENDED DECEMBER 31,       9 MONTHS ENDED SEPTEMBER 30,
                                                                        ---------------------------     ---------------------------
                                                                                                           1995            1996
                                                                            1994           1995         (UNAUDITED)     (UNAUDITED)
                                                                        -----------     -----------     -----------     -----------
 OPERATING ACTIVITIES:

  Net loss                                                              $  (352,135)    $(1,177,226)    $  (623,906)    $  (561,038)
  Adjustments to reconcile net loss to cash provided by
    (used in) operating activities:
      Depreciation and amortization                                          49,191          60,217          42,420         100,551
      Compensatory stock                                                          -          45,000          45,000               -
      Changes in current assets and liabilities:
         Accounts receivable                                                 53,114        (306,803)         (7,235)       (408,421)
         Prepaid expenses and other assets                                   (3,666)            546             853         (23,984)
         Accounts payable                                                   124,729        (319,558)       (190,736)        103,575
         Accrued study costs                                                      -         189,297         (64,056)       (265,950)
         Accrued liabilities                                                212,680         (52,837)           (691)        (98,479)
         Accrued payroll and payroll taxes                                        -         (19,879)        (45,132)        (93,165)
         Deferred revenue                                                         -          45,000               -         (10,000)
         Billings in excess of costs and estimated earnings                 (58,780)              -               -               -
                                                                        -----------     -----------     -----------     -----------

Cash provided by (used in) operating activities                              25,133      (1,536,243)       (843,483)     (1,256,911)
                                                                        -----------     -----------     -----------     -----------

INVESTING ACTIVITIES:
  Purchases of equipment and computer systems                               (50,462)        (54,964)        (44,020)       (668,641)
  Decrease in other assets                                                      989               -               -               -
                                                                        -----------     -----------     -----------     -----------
Cash used in investing activities                                           (49,473)        (54,964)        (44,020)       (668,641)
                                                                        -----------     -----------     -----------     -----------

FINANCING ACTIVITIES:
  Payments on capital leases                                                (41,785)        (50,125)        (32,825)        (19,106)
  Proceeds from notes payable to stockholders                                     -         181,000         170,000               -
  Deferred issuance costs                                                         -               -               -        (264,786)
  Net proceeds from issuing common stock                                     26,119       1,713,688         750,000         321,850
  Net proceeds from issuing preferred stock                                       -               -               -       3,500,000
  Net proceeds from line of credit                                                -               -               -         650,000
  Proceeds from short-term notes, net                                        27,267               -               -               -
                                                                        -----------     -----------     -----------     -----------
Cash provided by financing activities                                        11,601       1,844,563         887,175       4,187,958
                                                                        -----------     -----------     -----------     -----------

Net increase (decrease) in cash                                             (12,739)        253,356            (328)      2,262,406
Cash and cash equivalents at beginning of period                             26,664          13,925          13,925         267,281
                                                                        -----------     -----------     -----------     -----------

Cash and cash equivalents at end of period                              $    13,925     $   267,281     $    13,597     $ 2,529,687
                                                                        ===========     ===========     ===========     ===========

Interest paid                                                           $    21,496     $    23,556     $    20,415     $    14,585
                                                                        ===========     ===========     ===========     ===========

Non-cash financing activities:
  Capital lease obligations entered into                                $    92,509     $         -     $         -     $         -
                                                                        ===========     ===========     ===========     ===========

The accompanying notes are an integral part of these financial statements.   F-5

CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

(a)  Description of operations
     -------------------------

     Clinicor, Inc. ("Clinicor") is a contract research organization serving companies in the pharmaceutical, biotechnology and medical device industries. Clinicor manages, monitors and performs clinical trials which are studies of investigational drugs and medical devices performed with human patients to support Sponsors' applications to the Food and Drug Administration.


(b)  Summary of significant accounting policies
     ------------------------------------------

     BASIS OF PRESENTATION

     Clinicor follows the accrual basis of accounting. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

     On February 27, 1995, Clinicor was merged into a non-reporting publicly held, inactive Nevada corporation ("Pegasus") in a reverse merger transaction which has been accounted for in a manner similar to a "pooling of interests." The surviving corporation assumed the name Clinicor, Inc. (the "Company"). Accordingly, the Company's financial statements include the accounts of Pegasus at cost basis for the entire period presented. Pegasus had no results of operations in 1995.

     START-UP EXPENSES

     During its first three years of operation, the Company incurred significant start-up expenses in the form of salaries, advertising to recruit patients, travel and other general and administrative costs. These expenses were necessary to build the Company's capacity to perform multiple study contracts simultaneously and to perform individual, multiple-site study contracts in excess of $1 million. All start-up costs have been expensed as they were incurred.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist primarily of funds invested in short-term interest bearing accounts. The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

     Included in cash and cash equivalents at September 30, 1996 is a $1 million certificate of deposit pledged as collateral for the $1 million revolving line of credit discussed in footnote 3.

     REVENUE AND EXPENSE RECOGNITION; AND ACCOUNTS RECEIVABLE AND ACCRUED STUDY COSTS

     Revenue is recognized based upon the percentage of completion of each study. Study contracts generally provide for payments based upon the achievement of defined benchmarks. Accordingly, accounts receivable include accrued revenues which are not billable as of the balance sheet date because a defined benchmark has not been completely achieved (Note 4). Deferred revenue represents amounts of payments received in excess of revenue recognized. Direct costs are direct expenses of performing studies, including compensation and related benefits for project personnel, investigator fees, patient stipends, laboratories, advertising, labor and other clinical costs. Direct costs incurred but unpaid are recorded as accrued study costs. The reported amount of accounts receivable and accrued study costs require management to make estimates that could differ from actual results.

CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on the double-declining balance method and the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Repair and maintenance costs are charged to expense as incurred.

     NET LOSS PER COMMON SHARE

     Net loss per common share has been calculated by dividing the Company's net loss by the weighted average number of shares of the Company's outstanding common stock.

     INCOME TAXES

     Prior to the merger, Clinicor was an S Corporation, as defined by the Internal Revenue Code ("Code"), for income tax reporting purposes. Pegasus was a C Corporation, as defined by the Code. Subsequent to the merger, the Company is a C Corporation for income tax reporting purposes. In accordance with the Code, Clinicor's premerger accumulated net operating loss of approximately $500,000 will not be available to the Company as a carry-forward to offset future taxable income.

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") issued by the Financial Accounting Standards Board ("FASB"), under which deferred tax assets and liabilities are provided on differences between financial reporting and taxable income using the enacted tax rates.

     Under SFAS 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods. A valuation allowance is recognized, if on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") issued by the FASB, is effective for financial statements for fiscal years beginning after December 15, 1995. The standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, certain identifiable intangible assets, and goodwill, should be recognized and how impairment losses should be measured. The Company does not expect adoption to have a material effect on its financial position or results of operations.

CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") issued by the FASB, is effective for specific transactions entered into after December 15, 1995. The disclosure requirements of SFAS 123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard established a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. The Company does not expect adoption to have a material effect on its financial position or results of operations.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial statements, as defined by Statement of Accounting Standards No. 107, "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk" ("SFAS 107"), include cash and cash equivalents, accounts receivable, and amounts due under accounts payable, capital leases and notes payable. These financial instruments are accounted for on a historical basis which, due to the nature of these financial instruments, approximates fair value.

     INTERIM FINANCIAL INFORMATION

     The financial data at September 30, 1996, and for the nine months ended September 30, 1995 and 1996 is unaudited, but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such dates and the operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results to be expected for the entire year.

     COMMON STOCK

     The authorized capital stock of the Company consists of 75,000,000 shares of common stock with par value per share of $0.001. At the time of the merger, Pegasus had 1,421,000 shares of common stock issued and outstanding, of which 750,000 were issued immediately prior to the merger for total proceeds of $750,000. In connection with the merger, Clinicor shareholders converted 100% of Clinicor's 12,500 issued and outstanding shares of common stock into 2,080,000 new shares of the surviving corporation's common stock, and the surviving corporation changed its name to Clinicor. Immediately subsequent to the merger, the Company had 3,501,000 shares of common stock issued and outstanding.

     Effective September 15, 1995, the Company initiated a private placement offering ("Offering") whereby Units were offered for sale to qualified investors at $2.50 per Unit. Each Unit provides the purchaser one share of the Company's common stock and one Warrant which enables Warrant holders the right to purchase one share of the Company's common stock for every two Warrants exercised at a price of $1.00 per share. In addition, the Sales Agent for the Offering received Sales Agent Warrants equal to 20% of the number of Units sold. Each Sales Agent Warrant provides the holder the right to buy one Unit (as described above) at an exercise price of $2.50 per Unit.

     The Offering was terminated on February 16, 1996. In connection with the Offering, the Company sold 573,400 Units for gross proceeds of $1,433,500, which provided the Company net proceeds of $1,273,538 after deducting Offering expenses of $45,282 and commissions of $114,680, as shown in the following table:

CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================


                                        Net         Commission
                            Units     Proceeds     and Expenses     Proceeds
                           -------    ----------   ------------    ----------
    Units sold prior to
    December 31,  1995     438,000    $1,095,000     $131,312      $  963,688

    Units sold after
    December 31, 1995      135,400       338,500       28,650         309,850
                           -------    ----------     --------      ----------

    Total units sold in
    the offering           573,400    $1,433,500     $159,962      $1,273,538
                           =======    ==========     ========      ==========

     At December 31, 1995, after giving effect to the sale of 438,000 Units, the Company had 3,939,000 shares of common stock issued and outstanding. Warrants and Sales Agent Warrants issued in connection with the Offering were as follows at December 31, 1995:

                                    Common     Aggregate
                                     Share     Exercise
                        Number    Equivalents    Price
                        ------    -----------  ---------
Warrants                438,000      219,000      $1.00

Sales Agent Warrants     87,600      131,400       2.00
                                     -------
                                     350,400
                                     =======

     At February 16, 1996, following termination of the Offering, after giving effect to the sale of 573,400 Units, the Company had 4,074,400 shares of common stock issued and outstanding.

     The exercise period for the Warrants expires September 30, 1998, subject to certain rights of the Company to accelerate or delay such expiration. The exercise period for the Warrants underlying the Sales Agent Warrants expires three years after the date of issuance of the Warrants.

     Total Warrants and Sales Agent Warrants issued in connection with the Offering were as follows at February 16, 1996:

                                                   Common        Aggregate
                                                    Share        Exercise
                                    Number       Equivalents       Price
                                   ---------     -----------     ---------
Warrants                             573,400       286,700         $1.00

Sales Agent Warrants                 114,680       172,020          2.00
                                                   -------
                                                   458,720
                                                   =======

CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================

     In December 1994, the Company and the shareholders approved the 1995 Employee and Consultant Stock Option Plan (the "Option Plan"), under which options to purchase a maximum total of 2,000,000 shares of common stock may be granted. The exercise price of options granted under the Option Plan is generally the fair market value of the common stock at the time of grant. The terms of each option (including duration of the options, which is typically 5 to 10 years, and provisions as to vesting) are determined by the Board of Directors at the time of grant and are set forth in an option agreement between the Company and the optionee. At December 31, 1995, the Company had total outstanding options as follows:

                             Number            Exercise
                            of Shares            Price
                            ---------          --------
                             212,720            $ 1.25

                             100,000              1.10

                              65,000              1.00

                              50,000               .10
                             -------
                             427,720
                             =======

     The 50,000 options granted at $0.10 per share resulted in $45,000 in compensation being recorded in 1995. At December 31, 1995, options to purchase 55,000 shares had vested. Of the 212,720 options with an exercise price of $1.25 per share, 108,481 of these options vest anytime after January 1, 1998, if for any previous twelve-month period the Company achieves revenues of $12 million or pre-tax earnings of $2 million. The remaining 104,239 of these options vest anytime after January 1, 1999, if for any previous twelve-month period the Company achieves revenues of $18 million or pre-tax earnings of $3 million.

CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================

NOTE 2 - SUBSEQUENT EVENT
-------------------------


     PREFERRED STOCK

     On July 15, 1996, the Company issued to Oracle Partners, L.P. and certain affiliates 3,500 shares of convertible preferred stock, no par value (the "Preferred Stock"), for total consideration of $3.5 million. The Preferred Stock carries a liquidation preference of $1,000 per share. The Preferred Stock provides for annual cumulative dividends, which for a five-year period following issuance are payable in kind and which accrue at the rate of 8% per annum. On the fifth anniversary of the date of issuance, the dividend rate increases to 10% per annum, and the rate thereafter increases by an additional 2% on each successive anniversary date. Dividends accruing after the fifth anniversary date are payable in cash.

     The Preferred Stock is redeemable at the option of the Company at any time after July 9, 1998; there is no mandatory redemption. The Preferred Stock is convertible into that number of shares of Common Stock of the Company as is equal to the liquidation preference of the Preferred Stock being converted divided by a "conversion value," which is initially $1.50 and which is subject to adjustment if certain events occur.

     The holders of the Preferred Stock have various rights, including registration rights, pursuant to the Company's Articles of Incorporation, as amended, and pursuant to a Stock Purchase Agreement entered into with the holders of the Preferred Stock.


NOTE 3 - LINE OF CREDIT
-----------------------

At September 30, 1996, the Company had a $1 million secured revolving line of credit with a bank. Interest on the line accrues at the rate the bank offers on certificates of deposit for a similar term and amount, plus 150 basis points. The line matures on October 11, 1996, and is collateralized by a $1 million certificate of deposit. The Company has drawn down $650,000 on this line of credit as of September 30, 1996.

NOTE 4 - SIGNIFICANT CLIENTS
----------------------------

The Company has had up to four clients who each accounted for more than 10% of the Company's revenues. Revenues from up to four clients aggregated approximately $1,396,000 and $2,142,000 for the years ended December 31, 1995 and 1994, respectively.

NOTE 5 - ACCOUNTS RECEIVABLE
----------------------------

The allocation of accounts receivable between billed and unbilled study revenues consisted of the following:

                                         December      September
                                         31, 1995       30, 1996
                                       -----------   -------------
                 Billed Receivables    $   383,906   $     837,769

                 Unbilled Receivables      249,634         204,192
                                       -----------   -------------
                                       $   633,540   $   1,041,961
                                       ===========   =============

CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================

NOTE 6 - PROPERTY AND EQUIPMENT
-------------------------------

Equipment and computer systems, office equipment, leasehold improvements, and medical equipment consist of the following:

                                                December
                                                31, 1995
                                               ----------
               Computer systems                $  153,504

               Office equipment                    98,164

               Medical equipment                   57,717
                                               ----------
                                                  309,385

               Less accumulated
               depreciation and amortization      116,488
                                               ----------
                                               $  192,897
                                               ==========

Depreciation expense was $56,534 and $45,509 for the years ended December 31, 1995 and 1994, respectively.


Net equipment and computer systems at September 30, 1996 include a prepayment of $273,000 for leasehold improvements which will be completed by December 31, 1996.

NOTE 7 - CAPITAL LEASES
-----------------------

The Company leases certain equipment under capital lease agreements. The net book value of the Company's equipment acquired under capital lease agreements was approximately $108,000 (net of accumulated amortization of $63,000) at December 31, 1995.

The following schedule represents future minimum lease payments together with the present value of the net minimum lease payments at December 31, 1995.

CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================

                                              December
                                              31, 1995
                                              --------
1996                                           $32,290

1997                                            18,647

1998                                            17,403

1999                                             5,198
                                               -------

Total minimum lease payments                    73,538

Less amount representing interest               12,620
                                               -------

Present value of net minimum lease payments     60,918

Less current portion of capital lease
 obligations                                    25,751
                                               -------

                                               $35,167
                                               =======

NOTE 8 - OTHER LIABILITIES
--------------------------

Other liabilities include short-term borrowings to be repaid to an officer of the Company as part of his compensation package. The Company is expected to pay these amounts within the next fiscal year. Included in accrued payroll at December 31, 1995, is $130,000 due to officers who are also directors of the Company who elected to defer payments.

Certain stockholders, including an officer and director, advanced $181,000 to the Company in 1995 under the terms of unsecured demand notes payable to the stockholders. The notes bear interest at 8%, and at December 31, 1995, accrued interest payable in connection with these notes totaled $4,737.

NOTE 9 - INCOME TAXES
---------------------

At December 31, 1995, the Company had a deferred tax asset of approximately $320,000 (representing the tax effect of the Company's tax net operating loss carryforward of approximately $1,300,000), which was offset by recognition of a valuation allowance in that amount since the Company could not determine that it was more likely than not it would be realized.

NOTE 10 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

The Company has indemnified an individual serving as an officer and director with respect to expenses and liabilities in connection with a lawsuit brought against the officer/director by a former employer. The Company is also advancing litigation expenses with respect to a third party claim by the officer/director against the majority shareholder of the former employer. The officer/director has agreed to turn over to the Company any award or recovery of expenses received in connection with these actions. In the opinion of the Company's management, the outcome of these lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================

The Company leases certain facilities under noncancelable operating leases with initial terms of one year or more. Future minimum lease payments in the aggregate consist of the following at December 31, 1995:

                           December
                           31, 1995
                           --------
                1996       $ 74,322

                1997         76,184

                1998         23,395

                1999              -

                2000              -

                2001              -
                           --------
                           $173,901
                           ========

Rental expense was $71,000 and $65,500 for the years ended December 31, 1995 and 1994, respectively.

NOTE 11 - CONCENTRATION OF CREDIT RISK
--------------------------------------

Financial investments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable.

The majority of the Company's customer base are large pharmaceutical companies. Although the Company is directly affected by the well being of the pharmaceutical industry, management does not believe significant credit risks existed at September 30, 1996.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.